Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

TELEPHONE: +1-212-455-2000

Direct Dial Number	E-mail Address
+1-212-455-2812	rfenyes@stblaw.com

VIA EDGAR	September 18, 2020

Re:	Acceleration Request for Bentley Systems, Incorporated Registration Statement on Form S-1 (File No. 333-248246)

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

c/o Jeffrey Kauten

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Bentley Systems, Incorporated, and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., New York, NY time, on September 22, 2020, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-2812 with any questions.

Very Truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes

cc:	Bentley Systems, Incorporated
Gregory S. Bentley
David J. Hollister
David R. Shaman

Simpson Thacher & Bartlett LLP
Jonathan R. Ozner

Goodwin Procter LLP
Richard A. Kline
Sarah B. Axtell